                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20645



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             Tice Technology, Inc.
                               (Name of Issuer)


                                 Common Shares
                        (Title of Class of Securities)


                                  886337 10 4
                                (CUSIP Number)


                          William A. Tice, President
                             Tice Technology, Inc.
                                6711 Tice Plaza
                          Knoxville, Tennessee  37918
                                (423) 925-4501
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 1, 1997
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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
==============================================================================================
                             CUSIP NO. 886337 11 2
==============================================================================================
(1)  Names of reporting persons......................................   William A. Tice
     S.S. or I.R.S. Identification Nos. of above persons.............    not included
----------------------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group................   (a)
     (see instructions)..............................................   ----------------------
                                                                        (b)     x
----------------------------------------------------------------------------------------------
(3)  SEC use only
----------------------------------------------------------------------------------------------
(4)  Source of funds (see instructions)..............................          00
----------------------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization............................         U.S.
----------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

   (7)  Sole voting power............................................      5,961,750
                                                                        ----------------------
   (8)  Shared voting power..........................................
                                                                        ----------------------
   (9)  Sole dispositive power.......................................      5,961,750
                                                                        ----------------------
   (10)  Shared dispositive power....................................
----------------------------------------------------------------------------------------------
(11)  Aggregate amount beneficially owned by each reporting person...      5,961,750
----------------------------------------------------------------------------------------------
(12)  Check if the aggregate amount Row (11) excludes certain shares
      (see instructions)
----------------------------------------------------------------------------------------------
(13)  Percent of class represented by amount in Row (11).............        90.5%
----------------------------------------------------------------------------------------------
(14)  Type of reporting person (see instructions)....................          IN
==============================================================================================


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Item 3.  Source and Amount of Funds or Other Consideration.

     The securities were acquired in a stock for stock exchange in which Tice Engineering and Sales, Inc. ("TES") became a wholly owned subsidiary of Tice Technology, Inc. This amendment is filed to include in the total Common Shares beneficially owned by Mr. Tice the 750,000 Common Shares he could obtain by converting his Class B Common Shares (also received in the stock for stock exchange). This number was not included in the previous filing.

Item 5.  Interest in Securities of the Issuer.

     Mr. Tice has the following interests on Common Shares of Tice Technology,
Inc.:

                                              Aggregate         Percent
                                               Number           of Class
                                               ------           --------

     (a)  Beneficially Owned (1)              5,961,750          90.5%

     (b)  Sole Voting Power (1)               5,961,750          90.5%
          Shared by Voting Power                 -0-
          Sole Dispositive Power (1)          5,961,750          90.5%
          Shared Dispositive Power               -0-

     (c) The only transaction in Common Shares of the issuer effected by Mr. Tice in the last sixty days was the exchange of shares of TES in which Mr. Tice acquired the Common Shares of the issuer which occurred on August 1, 1997.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares owned by Mr. Tice.

     (e)  Not applicable.

(1) 750,000 of the shares listed are shares which Mr. Tice could acquire by converting his Class B Common Shares.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 1998

/s/ William A. Tice
-------------------
William A. Tice
0117363.01

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